UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended:
June 30, 2023

024-11547
(Commission File Number)

ENERGEA PORTFOLIO 4 USA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564823
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

PART II

Caution Regarding Forward-Looking Statements

We make statements in this Semi-Annual Report on Form 1-SA ("Semi-Annual Report") that are forward-looking statements within the meaning of the federal securities laws. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

·	our ability to effectively deploy the proceeds raised in our offering (the "Offering");

·	ability to attract and retain members to the online investment platform located at www.energea.com (the "Platform");

·	risks associated with breaches of our data security;

·
public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

·	climate change and natural disasters that could adversely affect our Projects and our business;

·	changes in economic conditions generally and the renewable energy and securities markets specifically;

·	limited ability to dispose of assets because of the relative illiquidity of renewable energy Projects;

·	our failure to obtain necessary outside financing;

·	risks associated with derivatives or hedging activity;

·	in the U.S. renewable energy market that may limit our ability to attract or retain energy offtakers;

·	defaults on or non-renewal of Subscribers;

·	increased interest rates and operating costs;

·	the risk associated with potential breach or expiration of a ground lease, if any;

·	our failure to successfully operate or maintain the Projects;

·	exposure to liability relating to environmental and health and safety matters;

·	Projects to yield anticipated results;

·	our level of debt and the terms and limitations imposed on us by our debt agreements;

·	our ability to retain our executive officers and other key personnel of our Manager;

·	expected rates of return provided to investors;

·	the ability of our Manager to source, originate and service our loans;

·	the ability for our engineering, procurement and construction contractors and equipment manufacturers to honor their contracts including warranties and guarantees;

·
or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of corporations and Securities and Exchange Commission ("SEC") guidance related to Regulation A ("Regulation A") of the Securities Act of 1933, as amended (the "Securities Act"), or the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"));

·
changes in business conditions and the market value of our Projects, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

·	our ability to implement effective conflicts of interest policies and procedures among the various renewable energy investment opportunities sponsored by our Manager;

·
our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the "Advisers Act"), the Investment Company Act of 1940, as amended, and other laws; and

·	changes to U.S. generally accepted accounting principles ("U.S. GAAP").

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Semi-Annual Report. All forward-looking statements are made as of the date of this Semi-Annual Report and the risk that actual results will differ materially from the expectations expressed in this Semi-Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-Annual Report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements included in this Semi-Annual Report, including, without limitation, the those named above and those named under "Risks of Investing" in the Offering Circular, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semi-Annual Report will be achieved.

Given The Risks and Uncertainties, Please Do Not Place Undue Reliance on Any Forward-Looking Statements.

Business

Energea Portfolio 4 USA LLC, which we refer to as the "Company," is a limited liability company, treated as a corporation for tax purposes, organized under the laws of Delaware. The Company and its day-to-day operations are managed by Energea Global LLC ("Manager") located in Durham, Connecticut. The Company was created to invest in the acquisition, development, and operations of solar energy projects in the United States (each a "Project"). The Projects will sell power and, in some cases, environmental commodities to offtakers who purchase the electricity or the environmental commodities under long term contract (we collectively refer to offtakers of electricity and environmental commodities as "Customers").

Projects will be owned by special-purpose entities (each, a "SPE"). We currently anticipate that each SPE will also be organized a limited liability company, often in Delaware. Thus, the liabilities of a Project held in one SPE will not affect the assets of another Project held in a different SPE.

Typically, the Company owns 100% of each SPE, although there could be instances where the Company is a partner in a SPE with another party, such as the Development Company (defined below), tax equity partners of the Project or other co-investors. In all cases, the Company will requisite management control over the SPE.

Most of our Projects are structured around seven main contracts which the Manager will cause the SPE to enter into:

·
Land Lease: For Projects not located on a customer site, the SPE may lease (rather than buy) the land where the Project is located, pursuant to a contract we refer to as a "Land Lease." (Note: in the case where a Project rests on land or the rooftop of the Customer, the access rights to the location of the Project are usually included, for no cost, in the Power Purchase Agreement.)

·
Construction Contract: To build the Projects, the SPE will hire a third party to provide engineering, procurement, and construction services pursuant to a contract we refer to as a "Construction Contract."

·	Power Purchase Agreement: In all cases, the SPEs will sell electricity produced by the Projects to Customers pursuant to a contract we refer to as a "Power Purchase Agreement."

·
Purchase and Sale Agreement for Environmental Commodities: In some cases, the SPEs will sell environmental commodities produced by the Projects to Customers pursuant to a contract we refer to as an "Purchase and Sale Agreement for Environmental Commodities."

·	Operations and Maintenance Contract: The SPE will then hire a third party to operate the maintain the Projects pursuant to a contract we refer to as a "Project Maintenance Contract."

·
Purchase and Sale Agreement: When the Manager identifies a project that it believes, in its sole discretion, meets the investment criteria of the Company, it signs a "Purchase and Sale Agreement" to acquire the rights to the project from a Development Company.

·
Tax Equity Agreements: In the U.S., some solar projects qualify for one or more tax incentives. These incentives reduce tax liabilities to both federal and state government in exchange for making an investment into a solar project. In some cases, the Company may partner with an investment company specialized in tax equity investing to pay for a portion of the Project's cost in exchange for the tax incentives. These tax equity transactions are executed through an Operating Agreement of the SPE and another agreement that establishes the terms and conditions of the tax equity investment. We refer to all contracts associated with a tax equity investment collectively as "Tax Equity Agreements." The Manager owns and operates a tax equity vehicle, called Energea USA LLC, which the Company may use to monetize tax credits.

Although the final terms and conditions of each contract named above may differ from Project to Project, the rights and obligations of the parties will generally be consistent across all of the Projects.

The revenue from our Projects will consist primarily of the payments we receive from Customers under Power Purchase Agreements and the Purchase and Sale Agreements for Environmental Commodities. The Projects will make a profit if their revenues exceed their expenses.

Currently, the Company plans to hold the Projects indefinitely, creating a reliable stream of cash flow for Investors. Should the Company decide to sell one or more Projects, however, the Manager's experience in the industry suggests that the Projects could be sold for a profit:

·
Yield and Cashflow: Many investment funds look for reliable cashflows generating a targeted yield. From the perspective of such a fund, any of the Projects or indeed the entire portfolio of Projects would be an attractive investment. With both revenue and most expenses locked in by contract, the cash flow should be predictable and consistent for as long as 20 years.

·
Project Consolidation: Some of the Projects will be too small or unusual for institutional buyers to consider on their own. The Company could package these Projects into a larger, more standardized portfolio that will be attractive to these larger, more efficiency-focused players. In the aggregate, the portfolio of Projects is expected to generate 50+ megawatts of power with relatively uniform power contracts, engineering standards, and underwriting criteria. A portfolio of that size can bear the fees and diligence associated with an institutional-grade transaction or securitization.

·
Cash Flow Stabilization: When the Company buys a Project, it will typically share the construction risk with the development company that originated the Project. Larger investors are generally unwilling to take on construction risk and will invest only in projects that are already generating positive cash flow, referred to as "stabilization." Thus, the Company will acquire Projects before stabilization and sell them after stabilization. Institutional investor interest in the Portfolio should increase as the portfolio stabilizes.

·
Increase in Residual Value: When the Company acquires a Project, the appraisal is based solely on the cash flows projected from executed Project Rental Contracts, with no residual value assumed for the Project. There is a high probability that a Project will continue to create revenue after its initial contract period in the form of a contract extension, repositioning, or sale into the merchant energy markets. This creates a sort of built-in "found value" for our Projects, which may be realized upon sale.

Item 1. Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in our Annual Report which can be found here. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Caution Regarding Forward-Looking Statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2023.

Offering Results

On July 1, 2021, the Company commenced its offering to the public of limited liability company interests denominated as Class A Investor Shares under Regulation A (the "Offering") and an Offering Circular dated April 9, 2021, as updated, and amended from time to time (the "Offering Circular"). The Offering Circular is available through the SEC's EDGAR site, www.sec.gov/edgar, and may also be obtained by contacting the Company. We refer to the purchasers of Class A Investor Shares as "Investors".

We have offered, are offering, and may continue to offer up to $75 million in our Class A Investor Shares in our Offering in any rolling twelve-month period. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2023, we had raised total offering proceeds of $2,211,474 from settled subscriptions resulting from the sale of 2,124,730 Class A Investor Shares.
We expect to offer Class A Investor Shares in our Offering until we raise to the amount of capital needed to afford the capital expenses of all Projects approved by the Investment Committee. If we have fully-funded the cost of all Projects through the Offering, we will stop raising money until a new Project is approved for investment by the Company.

Share Price Calculation

The price for a Class A Investor Share in the Company is computed on the Platform to equalize Investors in response to differences between them that could arise from buying Class A Investor Shares at different times. For example, changes in the value of the Company and/or the Projects at different times could result from:

·	changes in U.S. inflation rate that differ from the rate we estimated when the initial share price was calculated;

·	investing in new Projects or selling Projects would change the projected cash flow for the Company;

·	distributions received by earlier investors;

·	changes in baseline assumptions like Project costs, expenses and/or changes in tax rates or electric rates.

To determine the share price for a Class A Investor Share of the Company, we compute an algorithm that resolves:

rIRR = pIRR

Where:

·	rIRR = Realized IRR of all existing Class A Investor Shares;

·	pIRR = Projected lifetime IRR of a hypothetical $1 investor at share price "x".

Below is a table of the price of Class A Investor Shares (the only class of investor shares) at the close of each month since the initial offering.

Date	Share Price
Initial Share Price	$1.00
07 / 2021	$1.00
08 / 2021	$1.02
09 / 2021	$1.03
10 / 2021	$1.04
11 / 2021	$1.04
12 / 2021	$1.04
01 / 2022	$1.05
02 / 2022	$1.05
03 / 2022	$1.05
04 / 2022	$1.06
05 / 2022	$1.06
06 / 2022	$1.07
07 / 2022	$1.07
08 / 2022	$1.06
09 / 2022	$1.06
10 / 2022	$1.05
11 / 2022	$1.05
12 / 2022	$1.05
01 / 2023	$1.05
02 / 2023	$1.06
03 / 2023	$1.07
04 / 2023	$1.07
05 / 2023	$1.07
06 / 2023	$1.07
07 / 2023	$1.07
08 / 2023	$1.08
09 / 2023	$1.08

Distributions

Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on net income for the preceding month minus any amounts held back for reserves. In certain cases, if is Project is delayed during the construction phase, we may charge the EPC contractor a penalty for late delivery ("Liquidated Damages"). Liquidated Damages are a reduction in the cost of a Project which protects Investors. We may return capital received from Liquidated Damages back to Investors or invest the capital into future construction costs. This penalty is meant to provide a discount to the cost of a Project equal to the revenue the Project would have received had the Project been constructed according to the schedule in the Construction Contract.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly; however, our Manager may declare other periodic distributions as circumstances dictate. Below is a table depicting the distributions made from the company during the first half of 2023:

Distribution Date	Amount	Management Fees*	Carried Interest*
01/27/2023	$7,474.82	$1,765.96	$0.00
02/27/2023	$6,323.25	$1,765.96	$126.87
03/27/2023	$7,485.06	$1,779.30	$142.79
04/27/2023	$7,099.88	$1,850.45	$124.01
05/30/2023	$8,970.14	$1,850.46	$157.93
06/26/2023	$9,803.92	$1,850.46	$178.90
Total	$47,157.07	$10,862.59	$730.50
*Note: Energea reserves the right to reduce our fees and carry for any reason or to protect the desired cash yield to investors

Operating Results

For the semi-annual period ending June 30, 2023, the Company invested a total of $2,162,263 and has generated a total of $108,838 in revenue.

As of June 30, 2023, the Company has assets totaling $2,630,115 on its balance sheet, including Projects currently owned by the Company valued at $2,099,577, net of depreciation, current assets of $243,576 and operating lease right-of use assets of $286,962. As of June 30, 2023, the Company has liabilities and members equity totaling $2,630,115, including current liabilities of $42,352, operating lease liability of $294,116 and members equity of $2,293,647.

Our Investments

To date, we have acquired four (4) Projects, each of which were described more fully in the Offering Circular and in various filings with the SEC since the date our Offering was qualified by the SEC (e.g. August 13, 2020).

Project Name	Total Invested through 06/30/23	Total Estimated Cost	Form 1-U
West School	$494,820	$494,821	Link
Waltham	$910,872	$910,872	Link
Redwood Valley	$0.00	$6,900	Link
Fresno	$756,571	$1,576,115	Link
Total	$2,162,263	$2,988,708

Liquidity and Capital Resources

We are dependent upon the net proceeds from the Offering to conduct our proposed investments. We will obtain the capital required to purchase new Projects and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from undistributed funds from our operations. As of June 30, 2023, the Company had $162,501 of cash on hand which will be used to pay for the remaining costs of constructing the Fresno. To the extent that capital raised from the Offering is insufficient to construct future Projects, we may borrow capital to make up the difference.

Outlook and Recent Trends

Other than the trends and factors that will impact the Company's success which is discussed in our Annual Reports and in the "Risks of Investing," section of the Offering Circular, the Company is not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material adverse effect on our revenues, income from continuing operations, profitability, liquidity, or capital resources. We caution, however, that any of the items discussed in this Semi-Annual Report and in the "Risks of Investing," section of the Offering Circular could have a material adverse impact.

Method of Accounting

The compensation described in this section was calculated using the accrual method of accounting.

Item 2. Other Information

As of June 30, 2023, there have been no fundamental changes to our offering.

Item 3. Financial Statements

Balance Sheet

	6/30/23	12/31/22
Assets
Current assets:
Cash and cash equivalents	$ 162,501	$ 226,756
Due from related entity	52,103	108,344
Other current assets	28,972	23,021
Total current assets	243,576	358,121

Property and equipment, net
Construction in progress	756,571	-
Property and equipment	1,405,692	1,405,693
Total property and equipment	2,162,263	1,405,693
Less accumulated depreciation	(62,686)	(35,134)
Total property and equipment, net	2,099,577	1,370,559

Operating lease right-of-use asset	286,962	302,064

Total assets	$ 2,630,115	$ 2,030,744

Liabilities and members' equity
Current liabilities:
Accounts payable and accrued expenses	$ 37,030	$ 41,012
Operating lease liability, current portion	4,217	3,731
Due to related entities	1,105	68,191
Total current liabilities	42,352	112,934

Operating lease liability, long-term portion	294,116	298,333

Total liabilities	336,468	411,267

Members' equity	2,293,647	1,619,477

Total liabilities and members' equity	$ 2,630,115	$ 2,030,744

Statements of Operations

	6/30/23	12/31/22

Revenue	$ 63,529	$ 41,623

Portfolio operating expenses:
Professional fees	16,250	14,635
Insurance	-	15,712
Other general and administrative expenses	14,170	20,459
Total portfolio operating expenses	30,420	50,806

Projects operating expenses:
Depreciation	27,552	24,717
Other operating expenses	57,058	2,650
Total project operating expenses	84,610	27,367

Net loss	$ (51,501)	$ (36,550)

Statement of Change in Members Equity

	Common Shares		Investor Shares		Managing Member Equity	Total Members' Equity
	Shares	Amount	Shares	Amount

Members' equity, March 11, 2021 (Inception)	-	$ -	-	$ -	$ -	$ -

Issuance of investor shares, net of issuance costs of $37,250		-	1,027,383	1,012,317	-	1,012,317
Issuance of common shares	1,000,000	-	-	-	-
Interest in subsidiaries	-	-	-	-	170,000	170,000
Non-dividend distributions	-	-	-	(5,606)	(1,289)	(6,895)
Net loss	-	-	-	-	(46,328)	(46,328)

Members' equity, December 31, 2021	1,000,000	-	1,027,383	1,006,711	122,383	1,129,094

Issuance of investor shares	-	-	317,371	333,515	-	333,515
Interest in subsidiaries	-	-	-	-	265,152	265,152
Non-dividend distributions	-	-	-	(64,484)	(7,250)	(71,734)
Net loss	-	-	-	-	(36,550)	(36,550)

Members' equity, December 31, 2022	1,000,000	$ -	1,344,754	$ 1,275,742	$ 343,735	$ 1,619,477

Issuance of investor shares, net of issuance costs of $50,000	-	-	779,976	778,392	-	778,392
Interest in subsidiaries	-	-	-	-		-
Non-dividend distributions	-	-	-	(47,162)	(5,559)	(52,721)
Net loss	-	-	-	-	(51,501)	(51,501)

Members' equity, June 30, 2023	1,000,000	$ -	2,124,730	$ 2,006,972	$ 286,675	$ 2,293,647

Consolidated Statement of Cash Flow

	6/30/23	12/31/22

Cash flows from operating activities:
Net loss	$ (51,501)	$ (36,550)
Depreciation	27,552	24,717
Changes in assets and liabilities:
Other current assets	102,393	(22,771)
Due from related entities	(52,103)	(108,344)
Accounts payable and accrued expenses	7,390	20,053
Due to related entities	(67,086)	2,884
Total cash flows from operating activities	(33,355)	(120,011)

Cash flows from investing activities:
Purchases of property and equipment	(756,572)	(251,595)
Total cash flows from investing activities	(756,572)	(251,595)

Cash flows from financing activities:
Proceeds from issuance of investor shares	778,392	333,515
Interests in subsidiary	-	265,152
Non-dividend distribution	(52,720)	(71,734)
Investor shares issuance costs	-	-
Total cash flows from financing activities	725,672	526,933

Increase in cash	(64,255)	155,327

Cash at the beginning of the period	226,756	71,429

Cash at the end of the period	$ 162,501	$ 226,756

Supplemental disclosure of non-cash activities:
Adoption of ASC No. 2016-02:
Operating lease right-of-use asset	$ 286,962	$ 302,604
Operating lease liability	$ 294,116	$ 302,604

Notes to Consolidated Financial Statements

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Business organization and operations

Energea Portfolio 4 USA LLC (the "Company") is a Delaware Limited Liability Corporation formed to develop, own and manage a portfolio of renewable energy projects in the United States. The Company is managed by Energea Global LLC (the "Managing Member"). The Company works in close cooperation with stakeholders, project hosts, industry partners and capital providers to produce best-in-class results. The Company commenced operations on March 11, 2021.

The Company's activities are subject to significant risks and uncertainties, including the inability to secure funding to develop its portfolio. The Company's operations have been, and will be, funded by the issuance of membership interests, tax equity and project debt. There can be no assurance that any of these strategies will be achieved on terms attractive to the Company. During 2022 and 2021, the Company initiated a Regulation A Offering for the purpose of raising capital to fund ongoing project development activities. The Company is offering to sell equity interests designated as Investor Shares to the public for up to $75,000,000. The Company invested in its first two projects during 2021, of which one was completed in 2021 and the other in 2022. During 2022, the Company acquired the assets of MCP Solar Assets Partners, II, LLC for $1 and formed two new entities, Energea Fresno, LLC and Energea Redwood, LLC. The assets were deemed to have no value. The assets were purchased for the construction of new renewable energy facilities. During 2023, the Company made investments for the construction of the Energea Fresno facility. Through June 30, 2023, the Company has raised $2,124,224, net of $87,250 issuance costs, from the offering.

Basis of presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of consolidation

These consolidated financial statements include the financial statements of the Company, as well as wholly owned subsidiaries and controlled entities including partially owned subsidiaries for which the Company has a majority voting interest under the voting interest model ("VOE") and variable interest entities ("VIE") for which the Company is the primary beneficiary under the VIE model (collectively, the "consolidated entities"). The consolidated entities include Phytoplankton Ponus Ridge Solar LLC and Phytoplankton 360 Waltham Solar LLC. The 2022 consolidated financial statements include two new entities, Energea Fresno, LLC and Energea Redwood, LLC. The accounting policies of the Company's subsidiaries are consistent with the Company's accounting policies and all intercompany transactions, balances, income and expenses are eliminated on consolidation.

The Company consolidates those entities in which it has a direct or indirect controlling financial interest based on either the VIE model or the VOE model. VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity. The primary beneficiary of a VIE is required to consolidate the assets and liabilities of the VIE.

Basis of consolidation - continued

The primary beneficiary is the party that has both (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE through its interest in the VIE. At the VIE's inception, the Company determines whether it is the primary beneficiary and if the VIE should be consolidated based on the facts and circumstances. The Company then performs on-going reassessments of the VIE based on reconsideration events and reevaluates whether a change to the consolidation conclusion is required each reporting period. Entities that do not qualify as a VIE are assessed for consolidation under the VOE model. Under the VOE model, the Company consolidates the entity if it determines that it, directly or indirectly, has greater than 50% of the voting shares and that other equity holders do not have substantive voting, participating or liquidation rights.

The Company has either created or made investments in the following consolidated entities; Phytoplankton Ponus Ridge Solar LLC, Phytoplankton 360 Waltham Solar LLC, Energea Fresno, LLC and Energea Redwood, LLC. The $265,152 interest in subsidiary on the 2022 statement of changes in members' equity represents a contribution to Phytoplankton 360 Waltham Solar LLC by another member of Phytoplankton 360 Waltham Solar LLC who is a subsidiary of the Managing Member. The $170,000 interest in subsidiary on the 2021 statement of changes in members' equity represents a contribution to Phytoplankton Ponus Ridge Solar LLC by another member of Phytoplankton Ponus Ridge Solar LLC who is a subsidiary of the Managing Member.

Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits at commercial banks and short-term cash equivalents maturing with original maturities of 90 days or less.

Capitalization and investment in project assets

A project has four basic phases: (i) development, (ii) financing, (iii) engineering and construction and (iv) operation and maintenance. During the development phase, milestones are created to ensure that a project is financially viable. Project viability is obtained when it becomes probable that costs incurred will generate future economic benefits sufficient to recover those costs.

Examples of milestones required for a viable project include the following:
The identification, selection and acquisition of sufficient area required for a project;
The confirmation of a regional electricity market;
The confirmation of acceptable electricity resources;
The confirmation of the potential to interconnect to the electric transmission grid;
The determination of limited environmental sensitivity; and
The confirmation of local community receptivity and limited potential for organized opposition.

All project costs are expensed during the development phase. Once the milestones for development are achieved, a project is moved from the development phase into engineering and construction phases. Costs incurred in this phase are capitalized as incurred and are included in construction in progress ("CIP"), and not depreciated until placed into commercial service. Once a project is placed into commercial service, all accumulated costs are reclassified from CIP to property and become subject to depreciation or amortization over a specified estimated life.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are 20 years. Additions, renewals, and betterments that significantly extend the life of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Management reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Management determines whether impairment in value has occurred by comparing the estimated future undiscounted cash flows of the property and equipment, including its residual value, to its carrying value. If impairment is indicated, the property and equipment is adjusted to fair value. No impairment losses have been recognized.

Revenue recognition

Revenue is recognized when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services. The promised goods or services is the delivery of energy commodities and the electricity produced by the projects.

Revenue from contracts with customers is derived entirely from the sale of energy commodities and electricity produced by the projects. For these types of sales, the Company recognizes revenue as energy commodities and electricity are delivered, consistent with the amounts billed to customers based on rates stipulated in the respective contracts. The amounts billed represent the value of commodities or energy delivered to the customer. Revenues yet to be earned under these contracts, which have maturity dates ranging from 2033 through 2043, will vary based on the volume of commodities or energy delivered. The Company's customers typically receive bills monthly with payment due within 30 days. Contracts with customers contain a fixed rate which relates to electricity produced by the projects in power purchase agreements. As of June 30, 2023, the Company expects to record $7,044,690 of revenues related to the fixed rate components of such contracts over the remaining terms of the related contracts as the electricity is produced.

Income taxes

The Company has elected to be taxed as a C-Corporation for Federal, State and local income tax reporting purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2022 and 2021, deferred taxes of $24,193 and $10,870, respectively, have been fully reserved by a valuation allowance. Any income taxes currently due are not material to the consolidated financial statements for the year ended December 31, 2022 and the period of March 11, 2021 (date of inception) to December 31, 2022 and 2021.

The Company also concluded that there are no uncertain tax positions that would require recognition in the consolidated financial statements. Interest on any income tax liability is reported as interest expense and penalties on any income tax liability are reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors.

Leases

Adoption - ASU No. 2016-02, Leases (Topic 842) - The amendments in this update require lessees to recognize, on the balance sheet, assets and liabilities for the rights and obligations created by leases. The guidance was effective for the Company on January 1, 2022. The adoption required either a modified retrospective transition where the lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented, or a cumulative effect adjustment as of the date of adoption. The Company adopted this new guidance on January 1, 2022 and as a result, the Company recorded a lease right-of-use asset and lease liability of $302,064 during 2022. In July 2018, the FASB issued ASU No. 2018-11, which provided a practical expedient package for lessees. The Company elected to use the expedient package and did not reassess whether any existing contracts contain leases; did not reassess the lease classification for existing leases; and did not reassess initial direct costs for any existing leases. As a result, all leases are considered operating leases.

The Company determines if an arrangement is a lease at inception. Lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Subsequent events

The Company monitored and evaluated subsequent events for the period ended June 30, 2023 through September 28, 2023, the date on which the consolidated financial statements were available to be issued. There are no material subsequent events that required disclosure.

Note 2 - Property and Equipment

During December 2022, the Company completed construction on a renewable energy facility at a cost of $910,872. The Company is depreciating the facility using the straight-line method over a period of 30 years. Depreciation expense for the period ended June 30, 2023 was $15,266.

During September 2021, the Company completed construction on a renewable energy facility at a cost of $494,821 and is depreciating the facility using the straight-line method over a period of 20 years. Depreciation There are no material subsequent events that required disclosure expense for the period ended June 30, 2023 was $ 47,420.

As June 30, 2023 the Company was in the process of developing and constructing a renewable energy facility. All project costs are being capitalized and include hard costs, such as equipment and construction materials, and soft costs, such as engineering, legal, permits, fees and other costs. The balance of construction in progress at June 30, 2023 was $756,571, with estimated cost total of $1,576,115.

Note 3 - Related Party Transactions

The Company has transactions between its parent and sister companies from time to time. At June 30, 2023, the Company has an equity contribution receivable of $52,103 from the Managing Member, which is included in due from related entity on the accompanying June 30, 2023 consolidated balance sheet. At June 30, 2023, the Company had $1,105 payable to the Managing Member for reimbursements of operating costs.

Note 4 - Operating Lease

The Company entered into a lease agreement for a roof area upon which a renewable energy facility is being constructed. Commencing upon the completion of the construction of the facility, which occurred in December 2022, annual rental payments of $43,000 will be due. The first payment was paid in January 2023. The lease expires 20 years after the date of commencement. Termination of the lease is generally prohibited unless there is a violation under the lease agreement. The operating lease cost was $43,000 for the period ended June 30, 2023 and $-0- for the year ended December 31, 2022. The discount rate used is 13.00%.

Future minimum lease payments as June 30, 2023 are as follows:
Note 5 - Commitments

During August 23, the Company entered into a Solar Facility Engineering, Procurement, and Construction Agreement with a contractor for the design, construction, and installation of photovoltaic facility. The total contract price is $537,378 to be paid incrementally upon the completion of certain milestones per the agreement.

Note 6 - Members' Equity

Common Shares

The Company authorized 1,000,000 common shares, which as of June 30, 2023, and 2022, 1,000,000 are issued and outstanding. The shares represent membership interests in the Company.

Investor Shares

The Company authorized 19,000,000 investor shares, which as of June 30, 2023, and December 31, 2022, 2,124,730 and 1,344,754, respectively, are issued and outstanding. The shares represent membership interests in the Company.

Item 4. Exhibits

Offering Circular **
Certificate of Formation **
Authorizing Resolution **
Operating Agreement **
Operating Agreement - First Amendment **
Form Investment Agreement **
Form Auto-Investing Agreement **
Form Auto-Reinvesting Agreement **
Form Solar Power Purchase Agreement **
Form Solar Photovoltaic (PV) System Construction Agreement **
Form Operations and Maintenance Agreement **
Form Development and Construction Management Agreement **
Form Membership Interest and Purchase Agreement **
West School Project **
Waltham Project **
Change in Tax ID **
Change in Accountant **
Redwood Valley Project **
Fresno Project **

*Filed Herewith
**Filed Previously

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 4 USA LLC

By: Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner

Date: September 28, 2023